

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 9, 2008

Mr. Shevach Saraf
Chief Executive Officer
Solitron Devices, Inc.
3301 Electronics Way
West Palm Beach, FL 33407

      Re: Solitron Devices, Inc.
              Form 10-KSB for the Fiscal Year Ended February 28, 2007
              File No. 001-04978

Dear Mr. Saraf:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant